FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2013

Commission File Number: 001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X      Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __     No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

Transaction by Person Discharging Managerial Responsibilities
Disclosure Rule DTR 3.1.4

The interest of Simon Lowth, a Director of the Company, in AstraZeneca PLC ordinary shares, has changed as detailed below.

On 11 June 2013, Mr Lowth was granted awards under the terms of the AstraZeneca Investment Plan (AZIP) and the AstraZeneca Performance Share Plan (AZPSP) over the Company's ordinary shares.  A summary of these plans can be found in the AstraZeneca Annual Report and Form 20-F Information 2012 which is available on the Company's website www.astrazeneca.com.

Name	Shares awarded under AZIP	Shares awarded under AZPSP	Award price per share
Simon Lowth	11,305	67,834	3297p

The AZIP award is subject to a four-year performance period (1 January 2013 to 31 December 2016) and a subsequent four-year holding period (1 January 2017 to 31 December 2020).

The AZPSP award is subject to a three-year performance period (1 January 2013 to 31 December 2015).

More information about the performance measures that relate to these AZIP and AZPSP awards is set out in the Remuneration Committee Chairman's Speech and Presentation which was presented to shareholders at the Company's 2013 AGM, and which can be found at www.astrazeneca.com/Investors/Shareholder-information/Annual-General-Meeting.

As a result of these awards, Mr Lowth has an interest in 340,016 ordinary shares which represents approximately 0.03% of the Company's issued ordinary capital.

A C N Kemp
Company Secretary
12 June 2013

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 12 June 2013	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary